September 3, 2008

VIA EDGAR CORRESPONDENCE ONLY

Mr. William Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

First National Power Corporation

Form 10-KSB for the fiscal year ended December 31, 2007

File NO. 333-62588

Dear Mr. Thompson:

This letter is in response to your comment letter (the “Comment Letter”) dated August 13, 2008, with regard to the Form 10KSB filing of First National Power Corporation, a Delaware corporation (“First National” or the "Company") originally filed on March 25, 2008.

The Company has revised management’s assessment of internal control in its second amendment to the Form 10KSB under Item 8A.  Additionally, while management completed its report on internal control prior to filing its Form 10KSB, it neglected to include this information in its initial filing.  Therefore, Company does not feel this had an effect on its internal controls.

Finally, the Management of First National acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

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Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so First National can respond with a prompt response.

First National Power Corporation,

Registered Office - #219, 227 Bellevue Way NE, Bellevue, WA 98004

Cdn Office – Suite 200, 44 Greystone Crescent, Georgetown, ON L7G 1G9

Tel. (416) 918-6987 Fax: (905) 877-6382

Thank you in advance for your courtesies.

FIRST NATIONAL POWER CORP

/s/ Peter Wanner

Peter Wanner

CFO and Director

First National Power Corporation,

Registered Office - #219, 227 Bellevue Way NE, Bellevue, WA 98004

Cdn Office – Suite 200, 44 Greystone Crescent, Georgetown, ON L7G 1G9

Tel. (416) 918-6987 Fax: (905) 877-6382